WITHDRAWAL REQUEST

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

June 5, 2023

Re: Creatd, Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-271912

CIK No.: 1357671

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on June 1, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement, as amended, for Monday, June 5, 2023 at 4:30 p.m. EST, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Sincerely,

Creatd, Inc.

/s/ Jeremy Frommer
Jeremy Frommer
Chief Executive Officer and Chairman